SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2005

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transaction period from to

Commission file Number 0-27782

The Employee Stock Ownership Plan of
Dime Community Bancshares, Inc. and Certain Affiliates
(Full Title of the Plan)

Dime Community Bancshares, Inc.
209 Havemeyer Street, Brooklyn, NY 11211
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office.)

Registrant's telephone number, including area code: (718) 782-6200

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005:
Statements of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTAL SCHEDULES:
Form 5500, Schedule H , Part IV, Line 4i - Schedule of Assets (Held At End of Year) as of December 31, 2005	9

Form 5500, Schedule H , Part IV, Line 4j - Schedule of Reportable Transactions:
Series of Transactions from Same Issue Exceeding 5% of Assets Year Ended December 31, 2005	10

SIGNATURES	11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Dime Community Bancshares, Inc. & Subsidiaries

We have audited the accompanying statements of net assets available for plan benefits of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
June 29, 2006

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF DECEMBER 31, 2005 AND 2004

	As of December 31, 2005			As of December 31, 2004
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
ASSETS:
Investments in shares of Dime Community
Bancshares, Inc. common stock, at fair value	$28,433,938	$22,836,774	$51,270,712	$34,307,805	$29,394,734	$63,702,539
Investment in short-term investments and
cash equivalents	536,941	-	536,941	535,011	-	535,011
Total investments	28,970,879	22,836,774	51,807,653	34,842,816	29,394,734	64,237,550

Contributions receivable from the Dime Savings Bank of Williamsburgh	-	397,837	397,837	-	409,035	409,035
TOTAL ASSETS	28,970,879	23,234,611	52,205,490	34,842,816	29,803,769	64,646,585

LIABILITIES:
Borrowing from Dime Community Bancshares, Inc.	-	4,655,238	4,655,238	-	4,749,430	4,749,430
Due to The Dime Savings Bank of
Williamsburgh 401(k) Plan	-	397,837	397,837	-	409,036	409,036
Cash dividend payable to participants	261,292	229,774	491,066	249,523	247,255	496,778
TOTAL LIABILITIES	261,292	5,282,849	5,544,141	249,523	5,405,721	5,655,244

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$28,709,587	$17,951,762	$46,661,349	$34,593,293	$24,398,048	$58,991,341

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY
BANCSHARES, INC. AND CERTAIN AFFILIATES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2005

	Allocated	Unallocated	Total
ADDITIONS:
Investment income	$1,075,791	$919,098	$1,994,889
Investment activities - net depreciation in market value of Dime Community
Bancshares, Inc. common stock	(6,257,973)	(5,416,117)	(11,674,090)
Total investment activities	(5,182,182)	(4,497,019)	(9,679,201)

Contributions from Dime Savings Bank of Williamsburg - net	-	386,897	386,897
Total contributions and investment activities	(5,182,182)	(4,110,122)	(9,292,304)

DEDUCTIONS:
Cash disbursed for interest expense on borrowings from Dime Community Bancshares, Inc.	-	379,954	379,954
Benefit payments	2,675,215	(17,481)	2,657,734

Total deductions	2,675,215	362,473	3,037,688

TRANSFERS:
Allocation of 78,155 shares of Dime CommunityBancshares, Inc. common stock to participant accounts, net	1,054,595	(1,054,595)	-
Transfer of dividend income for distribution to participants	919,096	(919,096)	-
Total transfers	1,973,691	(1,973,691)	-

DECREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS DURING THE YEAR	(5,883,706)	(6,446,286)	(12,329,992)

NET ASSETS AVAILABLE FOR PLAN BENEFITS
Beginning of year	34,593,293	24,398,048	58,991,341

End of year	$28,709,587	$17,951,762	$46,661,349

See notes to financial statements.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
NOTES TO FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1.	SUMMARY DESCRIPTION OF PLAN

The following is a brief description of The Employee Stock Ownership Plan of Dime Community Bancshares, Inc. and Certain Affiliates (the “ESOP”). This description of the ESOP is provided for general information purposes only. Participants should refer to the ESOP document for a more complete description of the ESOP’s provisions.

a.	General - The ESOP was adopted by the Board of Directors of the Dime Savings Bank of Williamsburgh (the “Bank”) on February 8, 1996, with an effective date of July 1, 1995.

On June 26, 1996, the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank and all of its outstanding capital stock was acquired by Dime Community Bancshares, Inc. (the “Company”). Simultaneously, the Company issued 49,097,812 shares of common stock [adjusted for stock splits that occurred on August 21, 2001, April 24, 2002 and March 16, 2004 ("Stock Splits") ] in a Subscription and Community offering. The ESOP purchased 3,927,825 (adjusted for Stock Splits), or 8%, of the shares issued by the Company in its community offering at the initial issuance price of $2.96 per share (adjusted for Stock Splits).

The ESOP is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The ESOP is administered by the plan administrator, who is appointed by the Compensation Committee of Dime Community Bancshares, Inc. (the "Compensation Committee"). Prior to September 2002, the trust services department of HSBC Bank, USA acted as the trustee for the ESOP. In September 2002, RSGroup Trust Company assumed trustee responsibilities for the ESOP and currently serves as trustee.

In order to purchase the shares of the Company’s common stock, the ESOP obtained a borrowing from the Company of $11,638,000, which, as of June 30, 2000, was to be repaid over a ten-year period at a fixed interest rate of 8.0%. Effective July 1, 2000, the maturity of the ESOP loan was extended from June 2006 to December 2025, with the continued option of prepayment. Repayments of the borrowing are made from fully deductible contributions from the Bank to the ESOP. As the ESOP makes each payment of principal on the borrowing, an appropriate percentage of stock will be allocated to eligible participants accounts in accordance with applicable regulations under the Code.

The borrowing is collateralized by the unallocated shares of stock held by the ESOP. The Company, as lender, has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the ESOP for the years ended December 31, 2005 and 2004, present separately the assets and liabilities and changes therein pertaining to:

(1)	the accounts of employees with vested rights in allocated stock (Allocated) and

(2)	stock not yet allocated to employees (Unallocated).

b.
Eligibility and Participation - All Eligible Employees, defined as salaried, common law employees of the Company or the Bank and its subsidiaries, who have completed a period of service of at least one year, automatically become eligible participants of the ESOP. An employee is not an eligible employee if he or she is compensated principally on an hourly, daily, commission fee or retainer basis, or has waived any claim to membership in the Plan.

c.
Contributions and Distributions - The Company or the Bank shall contribute to the ESOP an amount which, at minimum, shall serve to finance the ESOP’s obligation under its outstanding borrowing from the Company. The Company or the Bank may contribute additional amounts, if designated by the Compensation Committee, to the ESOP, which shall be applied as a prepayment of principal or interest for the outstanding borrowing from the Company. Any additional contributions approved by the Committee shall be treated as an ESOP contribution and shall be allocated among the accounts of Eligible Participants in accordance with a pre-established formula. Participant contributions are not permitted.

Effective July 1, 2000, the Company or Bank also makes a required 100% vested cash contribution to all participants in the ESOP in the amount of 3% of total W-2 compensation [including amounts deducted from W-2 compensation for pre-tax benefits such as health insurance premiums and contributions to the Dime Savings Bank of Williamsburgh 401(k) Plan] minus any amount included in W-2 compensation as a result of the grant or vesting of restricted stock, the exercise of stock options or the disqualifying disposition of incentive stock options up to applicable IRS limits. This contribution is guaranteed through December 31, 2006 (unless the ESOP is terminated before then) and will be discretionary after that date. This contribution is automatically transferred to the Dime Savings Bank of Williamsburgh 401(k) Plan (the “401(k) Plan”) whereby the participant has the ability to invest this contribution in any of the investment options offered under the 401(k) Plan. This annual contribution is made in the first quarter of each year based upon the total covered compensation through December 31st of the previous year. In March 2005, a contribution of $409,035 was made to the ESOP and transferred to the 401(k) Plan for the 2004 plan year. In March 2006, a contribution of $397,837 was made to the ESOP and transferred to the 401(k) Plan for the 2005 plan year.

Effective July 1, 2000, cash dividends received on allocated and unallocated holdings of Dime Community Bancshares, Inc. common stock are distributed quarterly to all ESOP participants. These distributions are made in the form of a cash payment. Otherwise, no distributions from the ESOP are made until a participant retires, dies (in which case, payment are made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company or the Bank and its subsidiaries. Distributions are made in cash and/or stock payments.

d.	Vesting - The balance credited to each Participant’s account shall become vested in accordance with the following schedule:

Number of Years Of Service	Vested Percentage
Less than 2 years	0%
Less than 3 years	25
Less than 4 years	50
Less than 5 years	75
5 or more years	100

Under the provisions of the ESOP, participants were granted credit, for purposes of vesting, for years of service at the Bank prior to the establishment of the ESOP. Any previously unvested portion shall become fully vested to participants upon attainment of age 65, or, if earlier, upon the termination of his or her participation by reason of death, disability, retirement or upon occurrence of change in control of the Company or the Bank.

e.
Investments - As of December 31, 2005 and 2004, the ESOP’s investments consists of the investment in common stock of the Company and the investment of cash balances in a short-term investment funds administered by the ESOP trustee. The ESOP is permitted, under the Plan Document, to invest in any commingled or group trust fund, or common trust fund that are exempt from taxes under Section 501(a) of the Internal Revenue Code.

f.
Allocation of Shares to Participant Accounts - As of the last day of each plan year during which a borrowing is outstanding, a portion of the financed shares purchased with the proceeds of the borrowing shall be released in accordance with a predetermined formula. The released shares are allocated to eligible participant accounts in the proportion that each such eligible participant’s compensation, as measured under the terms of the Plan Document, for the portion of the immediately preceding calendar year during which he or she was a participant, bears to the aggregate compensation of all eligible participants, as measured under the terms of the Plan Document.

Released shares allocated to participant accounts totaled 78,155 during the year ended

December 31, 2005 and 149,219 during the year ended December 31, 2004 (as adjusted for the 50% stock dividend paid in March 2004).

Each participant’s account reflects an allocation of the Bank’s contributions, ESOP earnings and the forfeiture of terminated participant non-vested accounts.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the ESOP trustee prior to the time that such rights are to be exercised. The ESOP trustee is permitted, upon grant of authority by the Plan Administrator, to vote shares for which instructions have not been given by a participant within the stated time period. Such vote is made in direct proportion to the votes received from participants.

g.
Forfeitures - Upon the termination of employment of a participant or former participant for reason other than death, disability, or retirement, that portion of the balance credited to his or her account which is not vested at the date of termination shall be forfeited as of the last Valuation Date, defined as the last business day of March, June, September or December. The proceeds of such forfeitures shall be treated as loan repayments and ESOP contributions as designated by the ESOP committee.

There were 5,342 shares and 8,870 shares forfeited during the years ended December 31, 2005 and 2004, respectively.

h.
Payment of Benefits - On termination of services due to death, disability, retirement or other reason, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

i.
ESOP Termination - The Company reserves the right to terminate the ESOP at any time, subject to the provisions of ERISA. Upon such termination of the ESOP, the interest of each participant in the ESOP will be distributed to such participant or his or her beneficiary at the time prescribed by the ESOP provisions and the Code. Upon termination of the ESOP, the Compensation Committee shall direct the ESOP trustee to pay all liabilities and expenses of the trust fund and to sell the shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the borrowing.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the ESOP have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition - The shares of Dime Community Bancshares, Inc. common stock are valued at fair value based upon the closing price stated in the Wall Street Journal. On March 16, 2004, the Company paid a 50% stock dividend having the effect of a 3-for-2 stock split and the price of the Company’s common stock was adjusted accordingly. The closing price of the common stock was $14.61 as of December 31, 2005 and $17.91 as of December 31, 2004 (as adjusted for the 50% stock dividend paid on March 16, 2004).

Net investment income consists of gains and losses realized from the sales of investments, the net change in the unrealized appreciation or depreciation on investments, and interest and dividends earned.

Investment transactions are accounted for on a trade-date basis. Interest income on short term investments is recorded on the accrual basis and dividend income on shares of Dime Community Bancshares, Inc. common stock is recorded on the ex-dividend date. During the years ended December 31, 2005 and 2004, cash dividends totaling $1,981,703 and $1,983,022, respectively, were declared on the Company's common stock, which were recorded in Investment Income in the Statement of Changes in Net Assets Available for Plan Benefits. All dividends on unallocated shares and shares allocated to each participant are distributed to participants in the ESOP no later than the close of the calendar quarter after the calendar quarter in which such dividends are received by the ESOP.

Realized gains and losses from securities transactions are recorded on the average cost basis.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from these estimates.

Risks and Uncertainties - The Plan includes an investment security (concentrated solely in the Company’s common stock) which, in general, is exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the Plan document.

3.	FEDERAL INCOME TAXES

The ESOP is intended to be qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated January 14, 2003. The ESOP has been amended since receiving the determination letter. The Plan Administrator believes that the ESOP and its underlying trust are currently designed and being operated in compliance with the applicable requirements of the Code, and they continue to be tax exempt. Therefore, no provision for income taxes has been included in the ESOP’s financial statements.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The assets of the ESOP, which consist of investment in shares of the Company's common stock, investments in short-term investment funds administered by the ESOP trustee and accrued interest and dividends receivable, are held in safekeeping as designated by the ESOP trustee.

Contributions to the ESOP are held and managed by the ESOP trustee. All contributions received during the years ended December 31, 2005 and 2004, were utilized to service the principal and interest on the borrowing.

Certain administrative functions are performed by officers or employees of the Company or Bank. No such officer or employee receives compensation from the ESOP for the administrative functions they perform.  All administrative expenses of the ESOP are paid by the Company or the Bank.

5.	INVESTMENTS

The Plan’s investments, which represent more than 5% of the net assets available for plan benefits are presented in the following table. All investments are non-participant directed. The share amounts as of December 31, 2004 presented below reflect the 3-for-2 stock split that occurred on the Company's common stock on March 16, 2004.

	December 31, 2005		December 31, 2004
	Allocated	Unallocated	Allocated	Unallocated
Shares of Dime Community Bancshares, Inc.Common Stock:
Number of shares	1,946,197	1,563,092	1,915,567	1,641,247
Cost	$5,844,810	$4,666,702	$5,753,896	$4,900,038
Market Value	$28,433,938	$22,836,774	$34,307,805	$29,394,734

During the year ended December 31, 2005, the Plan's investment in Dime Community Bancshares, Inc. common stock (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $11,674,091.

******

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(e)
Parties in
Interest	Identity of Issuer	Description of Investment	Cost	Current Value

*	Dime Community Bancshares, Inc.	Shares of common stock	$10,511,512	$51,270,712

*	RS Group	Short-term investment fund	536,941	536,941

Total			$11,048,453	$51,807,653

*Party-in-interest.

THE EMPLOYEE STOCK OWNERSHIP PLAN OF DIME COMMUNITY BANCSHARES, INC. AND CERTAIN AFFILIATES
FORM 5500, SCHEDULE H, PART IV, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS:
SERIES OF TRANSACTIONS FROM SAME ISSUE EXCEEDING 5% OF ASSETS
YEAR ENDED DECEMBER 31, 2005

(a)	(b)	(c)	(d)	(g)	(h)	(i)
					Current Value
	Description of asset				of Asset on
Identity of	(include interest rate and	Purchase	Selling	Cost of	Transaction	Net gain
Party Involved	Maturity in case of a loan)	Price	Price	Asset	Date	or (loss)
Federated	Prime Value Obligations	1,981,755		1,981,755		-
Federated	Prime Value Obligations		1,993,187		1,993,187	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Dime Community Bancshares, Inc. (the Plan Administrator) duly caused this report to be signed on their behalf by the undersigned thereunder duly authorized.

Dated: June 29, 2006    /s/ VINCENT F. PALAGIANO
Vincent F. Palagiano
Chairman of the Board and Chief Executive Officer

Dated: June 29, 2006    /s/ KENNETH J. MAHON
Kenneth J. Mahon
Executive Vice President and Chief Financial Officer